

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Via E-mail
Mr. Gavin B. Brandon
Senior Vice President and Chief Accounting Officer
American Realty Capital Properties, Inc.
ARC Properties Operating Partnership, L.P.
2325 E. Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re:** **American Realty Capital Properties, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 30, 2015**
> **File No. 001-35263**
>
> **American Realty Capital Properties, Inc.**
> **Form 10-K/A for the year ended December 31, 2014**
> **Filed on April 30, 2015**
> **File No. 001-35263**
>
> **ARC Properties Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 30, 2015**
> **File No. 333-197780**
>
> **ARC Properties Operating Partnership, L.P.**
> **Form 10-K/A for the year ended December 31, 2014**
> **Filed on April 30, 2015**
> **File No. 333-197780**

Dear Mr. Brandon:

We have reviewed your May 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1. We note your response to comment 3 of our letter. Additionally, we note the disclosure on page 60 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 that "[d]ue to the Restatement, selling agreements for the Managed REITs in their offering stages were suspended. Accordingly, our Cole Capital results of operations for the three months ended March 31, 2015, compared to the three months ended March 31, 2014, reflect decreases in most categories." In future Exchange Act periodic reports, please revise your disclosure to more specifically describe and quantify the effect of this suspension on (i) the revenue generated by Cole Capital, (ii) the general and administrative expenses associated with Cole Capital's capital raising activity and (iii) any known trends or uncertainties that have had or you reasonably expect will have a material impact on Cole Capital's revenues.

Liquidity and Capital Resources

Availability of Funds from Credit Facilities, page 66

2. We note your response to comment 7 of our letter. In future Exchange Act periodic reports, to the extent material, we continue to believe that you should revise your disclosure to more fully describe and quantify these certain payments made by the company to the former manager and its affiliates that were not sufficiently documented or that otherwise warrant scrutiny and clarify that you have not concluded that the recovery of such payments is reasonably possible. Please revise accordingly or advise.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Staff Attorney, at 202-551-3207, or me at 202-551-3401, with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel